Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

December 11, 2007

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Novell, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2006 – Filed May 25, 2007
            Form 10-Q for the Quarterly Period Ended April 30, 2007 – Filed June 8, 2007
            File No. 000-13351

Dear Ms. Collins:

Thank you again for taking time to discuss your questions with us. Pursuant to our conference call yesterday and today, this letter responds to the two requests you made in regards to our Patent Cooperation Agreement (“PCA”) and Technical Collaboration Agreement (“TCA”) with Microsoft.

Patent Cooperation Agreement

[CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR1OF1/RL12.11.2007]

Technical Collaboration Agreement

As noted in our response to the Staff dated September 20, 2007, under the TCA, Microsoft and Novell agreed to promote improved interoperability and virtualization between each company’s products. This agreement involves several projects and on-going initiatives over the five-year term of the agreement ending January 1, 2012.

The development and on-going maintenance of a translator between OpenOffice and Microsoft Office was one of the projects contemplated under the TCA.

Novell commenced work on the translator following the signing of the agreement with Microsoft and made the first version of the translator available in June 2007. Novell remains responsible to provide updates to the translator over the term of the agreement.

Please feel free to contact me at your earliest convenience to discuss any of the above responses.

Sincerely yours,

/s/ Dana Russell
Dana Russell
Senior Vice President and Chief Financial Officer
Novell, Inc.
781-464-8072